UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 24, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication

Orange financial results
#Q1_2024

24th April 2024

Christel Heydemann
CEO
Laurent Martinez
CFO

Disclaimer

This press release contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 28 March 2024 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 29 March 2024 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.



Section One
Q1 2024 highlights

Good start to the year, strong momentum on *Lead the Future*

orange™ **is here**

New brand signature

Creation of a new Spanish leader

MASORANGE
up & running

Innovative & trusted offers

GenAI B2B offers in France

Circular Mobility B2B offers

Partnership with Google Cloud for **AI & GenAI**

Q1 results consistent with FY guidance

Revenues +2.1% yoy
EBITDAaL +2.3% yoy

In our IFRS accounts MASORANGE is presented under the equity method from the deal closing date (March 26th) but for the sake of simplicity in our financial communication we fully exclude Spain from our 2024 KPIs (refer to slides 16 & 17)

MASORANGE, a leading player in Spain

Market leader

#1 Spanish telco
37m customers

Deep network coverage
c.99% 4G, c.80% 5G
29.8m FTTH addressable homes

Diversified brand portfolio

NPS[(1)] at 25
market leading by far

Financial strengths

2023 financials
c.€7.4bn PF Revenue
c.€3.0bn run rate EBITDA[(2)]

c.4.6x leverage at closing[(3)]
towards **3.5x**
Strong cash generation ahead
Focus on delivering synergies & fast deleveraging

Solid credit ratings[(4)]

Value creation

c.€490m run rate synergies[(5)]
+ c.€100m potential upside on commercial synergies
+ c.€50m Euskaltel synergies

Moderate integration costs
c. half a year of run rate synergies

c.€4.4bn[(6)] cash proceeds for Orange received at closing

Path to control
after 24-month lockup period

(1)Average between Orange Spain and Masmovil (2)PF EBITDA including run rate synergies (3)Based on 2023 PF EBITDA including run rate synergies
(4)S&P BB (Stable), Moody's Ba3 (Positive), Fitch BB (Positive) (5)From the 4th year (6)Based on preliminary closing accounts

Q1 2024 results paving the way to FY guidance

excl. Spain KPIs

Revenues — **€9.9bn** — **+2.1%** — +€201m yoy

EBITDAaL — **€2.4bn** — **+2.3%** — +€55m yoy

eCapex* — **€1.4bn** — **+3.1%** yoy — eCapex /sales (telecom) 14.0%

Q1 2024 revenue development by activity (yoy in €m)


+€201m
9,649
+3.2%
232
-62
-4.1%
+0.3%
2
+11.7%
29
9,850
Q1 23 cb
Retail services
Wholesale
Equipment sales
Others
Q1 24

Q1 2024 revenue development by segment (yoy in €m)


+2.1%
9,649
+0.8%
35
-35
-2.0%
+11.1%
185
-6
-0.3%
22
9,850
Q1 23 cb
France
Europe
MEA
Orange Business
Others
Q1 24

Yoy: comparison with the same period of the previous year, on a comparable basis (cb) unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

*eCapex reported in consolidated accounts (under IFRS 5)=€1 550m o/w €166m of Orange Spain eCapex until closing date (refer to slides 16 & 17)



Section Two
Business Review

Q1 2024 France

Solid retail revenue momentum

in €m	Q1 24	Q1 23 cb	yoy cb
Revenues	**4,339**	**4,304**	**+0.8%**
Retail services	2,795	2,748	+1.7%
Wholesale	1,055	1,100	-4.2%
Equipment sales	324	311	+4.1%
Other revenues	166	144	+15.0%

+3% yoy
Q1 Retail services excl. PSTN

Retail services ex.PSTN growth in line with *Lead the Future* ambition



+2.1%
+3.4%
+3.4%
+3.1%
+3.0%
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24

Q1 ARPOs up yoy

- **€74.8** Convergent
  +€3.0 yoy
- **€37.8** Fixed-only
  +€1.9 yoy
- **€17.6** Mobile-only
  +€0.4 yoy

Value/Volume management

- **+247k** Q1 FTTH net adds
  (-43k FBB net adds)
- **+9k** Q1 Mobile* net adds
- **12.7%** Q1 Mobile* churn
  +0.7pt yoy

- **Retail services** driven by **value strategy** with ARPOs up yoy
- Tactical **price increases & upselling**
- New copper unbundling tariffs since 1st Jan mitigating **wholesale** decline

*Mobile contract excluding M2M

Q1 2024 Europe*

Retail services growth driven by volume and value strategy

in €m	Q1 24	Q1 23 cb	yoy cb
Revenues	**1,727**	**1,762**	**-2.0%**
Retail services**	1,131	1,121	+0.9%
Wholesale	198	218	-9.4%
Equipment sales	257	262	-1.8%
IT&IS and other revenues	141	161	-12.1%

Churn improvement

Mobile***
-1.4pt yoy

FBB
-3.6pt yoy

Value management

- **+4.7%** Poland convergent ARPO
- **+4.4%** B2B services
- Price increases

Volume management

- **+72k** Q1 FTTH net adds (+9k FBB net adds)
- **+70k** Q1 Mobile*** net adds yoy
- **+48k** Q1 Convergent net adds

- Low-margin revenue decrease: Wholesale (MTR), IT&IS
- **FTTH & Cable customer base up** +10.3% cb
- Full integration of **VOO** & merger in **Romania** on track

* Excluding Spain
** Excluding IT&IS
*** Mobile contract excluding M2M

Q1 2024 Spain – excluded from Group KPIs

Sustained retail services

in €m	Q1 24	Q1 23 cb	yoy cb
Revenues	**1,149**	**1,164**	**-1.3%**
Retail services	809	794	+1.9%
Wholesale	161	192	-16.5%
Equipment sales	178	177	+0,7%

Retail services improvement through continued convergent ARPO growth yoy



4.5%
3.5%
1.9%
1.2%
1.9%
2.4%
1.5%
-0.2%
Q4 22
Q1 23
Q4 23
Q1 24

Convergent & Mobile Q1 ARPOs up yoy

- **€57.5** Convergent
  +€2.5 yoy
- **€10.4** Mobile-only
  +€0.3 yoy

Customer value management with continued churn improvement yoy

- **+14k** Q1 FTTH net adds (-17k FBB net adds)
- **+35k** Q1 Mobile* net adds
- **12.8%** Q1 Mobile* churn
  -1.7 pt yoy

- **Retail services** sustained momentum & continued tight cost control
- 8 consecutive quarters of **convergent ARPO growth**
- **Mobile churn** continued improvement

* Mobile contract excluding M2M

Q1 2024 Africa & Middle East

Double-digit revenue growth

in €m	Q1 24	Q1 23 cb	yoy cb
Revenues	**1,849**	**1,664**	**+11.1%**
Retail services	1,662	1,482	+12.2%
Wholesale	153	151	+1.3%
Equipment sales	24	22	+6.6%
Other revenues	9	9	+10.0%

All revenues growing yoy (in €m)



+11.1%
o/w B2B* +€35m +14%
1,664
89
+16%
30
+21%
30
+24%
37
+4%
1,849
Revenue Q1 2023 cb
Data
FBB
Orange Money
Voice & Others
Revenue Q1 2024

Volume & value acceleration in mobile

- **153.1m** Mobile customers **+6.4%** yoy
- **+5.4%** blended mobile ARPO yoy

Increases in growth engines customer base

- **35.4m** Orange Money customers** **+18.1%** yoy
- **66.8m** 4G customers **+23.7%** yoy
- **3.5m** FBB customers **+19.1%** yoy

- Revenues **outstanding growth** fuelled by volume & value
- Solid **voice performance** thanks to acceleration in customer base growth
- Double-digit revenue growth in 9 out of 16 countries

* B2B transversal activity
** Orange Money active customers: at least one transaction per month

Q1 2024 Orange Business

Major milestones passed on the turnaround roadmap

in €m	Q1 24	Q1 23 cb	yoy cb
Revenues	**1,939**	**1,945**	**-0.3%**
Fixed only services	752	824	-8.7%
IT & integration services	937	871	+7.5%
Mobile	251	251	-0.1%

Quarterly IT&IS yoy revenue growth step up



+2.2pt
5.3%
7.5%
Q1 23
Q1 24

IT&IS +7.5% yoy with strong performance of Orange Cyberdefense

Q1 yoy revenue growth

- **+15.3%** Orange Cyberdefense
- **+5.1%** Digital Services
- **+12.6%** Q1 yoy order intake
- **26** NPS

- Leader in Gartners's Global WAN Services ranking (#1 in ability to execute)
- Transformation ongoing with:
  - **Voluntary departure plan** under execution
  - Product & services sales **portfolio more than halved** in Q1 24
  - **Launch of trusted GenAI offers** for French customers

Section Three
Guidance



Guidance 2024 fully confirmed

	2024 excluding Spain*
EBITDAaL yoy, cb	Low-single digit
eCAPEX yoy, cb	disciplined eCapex as per CMD
Organic Cash Flow (telecom)	≥ €3.3bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend**	€0.75 payable in 2025

* As of January 1st, 2024; for EBITDAaL, eCapex and OCF, for communication purpose
** Subject to shareholders' approval. Independent from any scope evolution

Annexes



Orange Spain – accounting treatment

In this presentation, Orange Spain figures have been fully excluded from 1st January for all KPIs

Q1 2024
& 2022 / 2023 restated Actuals

Closing

From Q2 2024

IFRS 5

- Orange Spain not included in detailed Group P&L & KPI associated
- Q1 Orange Spain net result accounted in a dedicated line «consolidated net income of discontinued operations»
- For financial communication purpose (slides):
  Q1 Orange Spain eCapex & OCF not included in Group eCapex & OCF
- In consolidated accounts (reported figures):
  Q1 Orange Spain eCapex & OCF included in Group eCapex & OCF (IFRS 5 application)

Deconsolidation of Orange Spain & Accounting of 50% of the JV

- Orange Spain is deconsolidated
- 50% of MASORANGE (the JV) accounted in P&L as «Share of profits (losses) of associates & joint ventures»

Group figures restated from Orange Spain accounting treatment

in €bn	FY 2023				2024 Q1		
	Reported Actuals (inc. O.Spain)	Δ	Fully excluding Spain*	Restated Actuals IFRS 5	Continuing operations	Discontinued operations	Reported
Revenues	**44.1**	**-4.4**	**39.7**	**39.7**	**9.9**	**n/a**	**9.9**
EBITDAaL	13.0	-1.2	11.8	11.8	2.4	n/a	2.4
eCapex	6.8	-0.8	6.1	6.8	1.38	0.17	1.55
eCapex/sales (telecom)	*15.4%*		*15.2%*	*n/a*	*14.0%*	*n/a*	*n/a*
EBITDAaL-eCapex	6.2	-0.5	5.7	n/a	1.0	n/a	n/a
OCF (telecom)	3.7	-0.5	3.18	3.7	Not quarterly disclosed		
FCF « all in » (telecom)	2.9	-0.4	2.5	2.9			
Net income	**2.9**	**-0.2**	**2.7**	**2.9**			
o/w of continuing op.	2.9			2.7			
o/w of discontinued op.	-			0.2			

In consolidated accounts, under IFRS 5 (applied for restated 2022, 2023 Actuals and Q1 2024):

- 2022 & 2023 Actuals have been restated to present Orange Spain P&L as a discontinued operation => Orange Spain net result presented in the line « consolidated net income of discontinued operations»
- Reported OCF & eCapex include Orange Spain flows

For financial communication purpose, proforma figures have been presented excluding Orange Spain and changing intercompany elimination methodology with Orange Spain (o/w TOTEM, management & brand fees) as of 1st January 2022

Q&A